PrimeTrust

CROWDFUNDING PORTAL AGREEMENT

AGREEMENT made_____, 2017, between Prime Trust, LLC ("Prime Trust"), and _____("Portal"):

R E C I T A L S

WHEREAS, Portal is FINRA member firm authorized to conduct Reg CF business;

WHEREAS, Prime Trust is a chartered, regulated financial institution authorized to hold fund funds and act as a Qualified Third Party ("QTP");

AND WHEREAS, Prime Trust and Portal desire to enter into an agreement for the provisioning of escrow services for issuers raising capital pursuant to Reg CF ("Offering").

A G R E E M E N T

NOW THEREFORE, for and in consideration of the foregoing and of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto, intending to be legally bound hereby, do undertake, promise, covenant and agree as follows:

1. *Obligations of the Parties.* For each Offering associated with the Portal for which Prime Trust has entered into an agreement with the issuer to serve as escrow agent:

    a. Portal Obligations:

        (i) Portal shall at all times operate its business in a manner that complies with all rules and regulations to which it is subject;

        (ii) Portal shall maintain its Customer Identification Program ("CIP"), Know Your Customer ("KYC") and Anti-Money Laundering ("AML") requirements in compliance with and as required by FINRA, the SEC and any state securities regulations to which it is subject;

        (iii) Portal will pay Prime Trust a non-refundable one-time set up fee of $1,500 upon execution of this Agreement;

        (iv) Portal will immediately notify Prime Trust of any breach(es) of its systems and/or data, as well as any regulatory or other sanctions, disciplinary actions, cease & desist orders, or suspensions; and,

        (v) Portal will use the tools and technology of Prime Trust and its authorized vendors for providing data, accessing the services, and managing information.

    b. Prime Trust's Obligations:

        (i) Prime Trust will provide issuers, either directly or as integrated by Portal, with a tri-party escrow agreement that includes Portal as an authorized third party.

        (ii) Prime Trust will at all times open, maintain and oversee escrow accounts in compliance with regulations;

        (iii) Prime Trust will reconcile all open escrow accounts daily;

        (iv) Prime Trust will provide daily reports of cash received and disbursed, cleared and pending funds, and exceptions thereto. Such reports will be available via online dashboards and via API integration.

    c. Prime agrees to hold the funds for the benefit of, and to promptly transmit or return the funds to, the persons entitled to them -- the issuer or investors, *as designated by the*

Portal. The Portal will direct Prime when to release the funds to either the issuer or investors as follows:

(a) release of funds to the issuer - which portal warrants it will direct Prime to do only when the aggregate amount of investment commitments from all investors is equal to or greater than the target amount of the offering and the investor cancellation period has elapsed, provided that in no event may the Portal direct this transmission of funds earlier than 21 days after the date on which Portal makes publicly available on its platform the information required to be provided by the issuer; or

(b) Return funds to [an] investor(s) -- which Portal warrants it will direct Prime to do when an investment commitment has been cancelled (including for failure to obtain effective reconfirmation from an investor), when an issuer does not complete the offering or in order to protect investors.

2. *Term.* The term of this Agreement shall be from the date setforth above and continue indefinitely unless and until terminated by either party as provided hereinafter.

   (a)   Either party may terminate this Agreement without cause upon providing 30 days' notice to the non-terminating party.

   (b)   Additionally, either party may terminate this Agreement immediately "for cause" in the event of either party's regulatory suspension or restrictions on its business which negatively affect its ability to conduct Reg CF activities.

   (c)   Upon cancellation of this agreement, Prime will be discharged of all of its duties except to hold all the funds in escrow until the appointment of a successor escrow agent, who agrees in writing to act as escrow agent for the issuer on the offering, and in accordance with the requirements of Regulation CF.

3. *Acceptance of Issuer Escrow Agreements.* The terms and provisions of this Agreement shall not be construed in a manner to obligate Prime Trust to accept any particular Offering nor enter into any escrow agreement with any issuer. Prime Trust shall have a sole, absolute and discretionary right to accept or reject any Offering, with no reason required.

4. *Entire Agreement.* This Agreement supersedes all prior agreements, conversations and/or communications between the Parties, and constitutes the entire agreement between the Parties hereto with respect to escrow services.

5. *Amendment.* This Agreement may be amended or modified only if both Parties agree to such amendment or modification in writing.

6. *Independent Contractors.* Performance by the parties under this Agreement will be as independent contractors. This Agreement is not intended and shall not be construed as creating a joint venture or partnership, or as causing either party to be treated as the agent of the other party for any purpose or in any sense whatsoever or to create any fiduciary duty or relationship or any other obligations other than those expressly imposed by this Agreement.

7. *Notices.* All notices permitted or required by this Agreement will be via email, and will be deemed to have been delivered and received upon sending via any nationally recognized and trusted SMTP delivery service. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to portals@primetrust.com, if to Portal shall be to _____.

8. *Binding Arbitration, Applicable Law and Venue, Attorneys Fees.* This Agreement is governed by, and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, and will



be pursuant to the rules of the American Arbitration Association. Portal and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

Prime Trust: _____   Portal: _____

Name, Title: Phillip LaChappelle, President   *Name, Title:*

Schedule A
Fees for Services

The following fees are applicable to all Reg CF offerings and charged directly to the issuer of an offering.



January 24, 2017

Fee Schedule for Tech-Driven Securities Offerings & Back Office Services

Technology & services for broker-dealers, investment advisors, listing services, crowdfunding portals and direct issuers.

PrimeTrust

Crowd-Direct Escrow	Reg CF
Escrow Setup (one-time fee)	$500
Escrow Bank Account Fee	$25 /mo
Accounting Fee[1]	$0 (no fee)
Funds Processing - ACH / BACS	$0.50
- Check	$10
- Wire *(US / Int'l)*	$15 / $35
- ACH Exceptions	$5
Bad Actor Checks* - US Individual	$45**
- US Entity	$45**
- Int'l Individual	$100**
- Int'l Entity	$160**

Bank Surcharges May apply for check returns, NSF's, etc (fees vary)

Specialized Services Quoted as requested

Brokers & Portals Tri-party escrow agreements $0 (no additional fees)

Legal Fees As charged by our attorneys if/when redline drafts are requested

**Note - one-time set-up fee per each Issuer 'covered person' per SEC regulations*

***Note - $100/$160 for cannabis, gambling, adult or firearms related offerings*

Custodial	Business	Enhanced[3]	Investor	IRA
Cash Management	0.0025	0.01	Free	Free
Quarterly BSA - US Accounts	*n/a*	$45	*n/a*	*n/a*
Quarterly BSA - Int'l Accounts	*n/a*	$100	*n/a*	*n/a*
Funds Processing - ACH / BACS	$0.50	$0.50	$0.50	$0.50
- Check	$10	$10	$10	$10
- Wire *(US / Int'l)*	$15 / $35	$15 / $35	$15 / $35	$15 / $35
- Credit/Debit	2.9% + 32¢	2.9% + 32¢	2.9% + 32¢	2.9% + 32¢

AML / BSA *(optional)*	Reg CF
AML[2] - US Individual	$2
- US Entity	$5
- CA/UK Individual	$5
- CA/UK Entity	$75
- Int'l Individual	$60
- Int'l Entity	$75

1. *One-time fee to manually post & reconcile funds received on transactions*
2. *(optional) provides identity verification and other PATRIOT Act compliant BSA checks. This also includes automated exception-handling email notifications to investors, but does not include manual processing by our staff. Note: mandatory for cannabis, gambling, adult or firearms related offerings.*
3. *Account type for cannabis, gambling, adult or firearms related businesses*